UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. THREE)*

                         Stratford American Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   86279E 10 2
                                 (CUSIP Number)

                                December 11, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 5

CUSIP NO. 86279E 10 2                                                Page 2 of 5


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Mel L. Shultz
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States (Arizona)
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    165,000
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     704,881
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       165,000
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    704,881
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   869,881
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   8.6%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

CUSIP NO. 86279E 10 2                                                Page 3 of 5


ITEM 1. NAME OF ISSUER

     (a)  Name of Issuer: Stratford American Corporation

     (b) Address of Issuer's Principal Executive Offices: 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016

ITEM 2. NAME OF PERSON FILING

     (a)  Name: Mel L. Shultz


     (b) Address of Principal Business Office: 2400 East Arizona Biltmore Circle, Building 2, Suite 1279, Phoenix, Arizona 85016


     (c)  Citizenship: United States (Arizona)

     (d)  Title of Class of Securities: Common Stock, $0.01 par value

     (e)  CUSIP Number: 86279E 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS. 240.13D-1(b) ORSS.240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

     All ownership information is as of December 31, 2002.

     (a) Amount Beneficially Owned: 869,881 shares of Common Stock. Mr Shultz is a 25% member of a limited liability company, JDMD Investments L.L.C. ("JDMD"), formerly known as JDMK Investments L.L.C. This number represents 25% of the 2,819,523 shares held by JDMD (or 704,881 shares) plus options to acquire 165,000 shares of common stock.

     (b)  Percent of Class: 8.6%.

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote: 165,000 shares.

          (ii)  shared power to vote or to direct the vote: 704,881 shares.

          (iii) sole power to dispose or to direct the disposition of:
                165,000 shares.

          (iv)  shared power to dispose or to direct the disposition of:
                704,881 shares.

CUSIP NO. 86279E 10 2                                                Page 4 of 5


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     JDMD is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 704,881 of the shares beneficially owned by Mr. Shultz at December 31, 2002. The members of JDMD are Messrs. Shultz, the Eaton Family Trust (of which David H. Eaton and Carol E. Eaton are trustees), Gerald J. Colangelo and Dale M. Jensen.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 86279E 10 2                                                Page 5 of 5

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: /s/ February 13, 2003              By: /s/ Mel L. Shultz
       ----------------------------           ----------------------------------
                                              Signature


                                              Mel L. Shultz
                                              ----------------------------------
                                              Name/Title